AMARIN ANNOUNCES $2.6 MILLION BRIDGE FINANCING

DUBLIN, Ireland, May 26, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has signed a term sheet for a private placement of convertible bridge loan notes (“Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. The Bridge Financing provides the Company with sufficient funds to operate through mid 2009, during which time the Company will continue its ongoing discussions with certain existing and new potential investors, in order to secure longer term funding.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “I am pleased that we have completed what is planned as the first phase of the programme to finance our cardiovascular clinical trials for AMR101 in hypertriglyceridemia and mixed dyslipidemia. I am very grateful for the support of a number of long standing investors in this bridge financing.”

Pursuant to the term sheet, the Bridge Financing will consist of convertible notes and warrants. The convertible notes are in the principal amount of $2.6 million, mature on June 30, 2009 and pay interest at the rate of 8% per annum. At the option of the lenders, the principal and accrued interest are convertible into Company ADSs (“Conversion ADSs”) at the closing of the Company’s next equity financing at a price per share equal to the lower of (i) 90% of the per share price in such financing and (ii) the average volume weighted average price of the Company’s ADSs on NASDAQ for the 30 trading day period ending on the closing date of the Bridge Financing. The warrants are of a five year duration and entitle the holders thereof to receive common stock equal to 50% of the Conversion ADSs at an exercise price equal to the per share price paid in the Company’s next equity financing. Closing of the Bridge Financing is subject to the negotiation of definitive agreements and is expected to occur by May 29, 2009.

The Company is party to a Securities Purchase Agreement (“SPA”) dated May 13, 2008 which provides for a potential second tranche of funding (“Second Tranche”) from certain purchasers who funded a first tranche of funding under that SPA in May 2008 (the “2008 Investors”). The calling of the Second Tranche under the SPA by the Company required a number of conditions to be met.  While the Second Tranche has not been called by the Company, the 2008 Investors have informed the Company that if the Second Tranche had been called, they would not have exercised the Second Tranche. Accordingly, in addition to securing the Bridge Financing, the Company is also in discussions with certain existing and new potential investors to secure longer term funding for the Company. The 2008 Investors are not participating in the Bridge Financing but a number of them are in discussions with the Company about the longer term funding. It is anticipated that if not otherwise sooner terminated, the Second Tranche funding option provided by the SPA will be cancelled if such other longer term funding is consummated. No assurance can be given regarding whether, or on what terms, the Company will be able to secure such longer term financing.

The Company has made significant progress in the last twelve months including:
•	Obtaining a Special Protocol Assessment agreement with the U.S. Food and Drug Administration (FDA) for a Phase 3 registration trial with AMR101 to treat patients with hypertriglyceridemia;
•	Execution of a supply agreement for ultra-pure ethyl-EPA, the active pharmaceutical ingredient in AMR101; and
•	The filing of a Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA) for AMR101 to treat patients with Huntington’s disease.

About Amarin
Amarin has been repositioned to focus on its phase 3 opportunity in cardiovascular disease.  It recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team hired and in place.  Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease. Amarin's lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia. The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development.

Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis, Parkinson’s disease and epilepsy, all of which are available for partnering.  Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of May 26, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; and growth in costs and expenses.  A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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